Exhibit 99.1

CAESARSTONE SDOT-YAM LTD.

Kibbutz Sdot-Yam, MP Menashe 37804, Israel

May 21, 2012

Dear Shareholder,

You are cordially invited to attend the special meeting (the “Special Meeting”) of the shareholders of Caesarstone Sdot-Yam Ltd. (the “Company”) on June 19, 2012, beginning at 17:00, Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 37804, Israel.

The Company’s formal notice of the meeting, as published on May 10, 2012, and the Proxy Statement appear on the following pages and describe in detail the matters to be acted upon at the Special Meeting.

Only shareholders who held shares at the close of business on May 15, 2012, are entitled to notice of, and to vote at, the Special Meeting and any adjournments thereof. The Company’s Board of Directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Special Meeting, it is important that your shares be represented and voted at the Special Meeting. Accordingly, after reading the enclosed Notice of Special Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the meeting.

Very truly yours, Maxim Ohana Chairman of the Board of Directors

CAESARSTONE SDOT-YAM LTD.

Kibbutz Sdot Yam, MP Menashe, 37804, Israel
Tel:  +972-4-6109217

PROXY STATEMENT
_________________________________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 19, 2012

[As originally published on May 10, 2012]

M.P Menashe, Israel, May 10, 2012 – Caesarstone Sdot-Yam Ltd. (NASDAQ: CSTE) (the “Company”), a leading manufacturer of high quality engineered quartz surfaces, today announced that a special meeting (the “Special Meeting”) of its shareholders will be held on June 19, 2012, at 17:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 37804, Israel.

The Special Meeting is being called for the following purposes:

(1)
to elect Mrs. Irit Ben-Dov and Mr. Ofer Borovsky as external directors of the Company, each to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law-1999;

(2)
to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2012 and its service until the annual meeting of shareholders to be held in 2013 and to authorize the Board of Directors of the Company (the “Board”), upon recommendation of the audit committee, to determine the compensation of the auditors in accordance with the volume and nature of their services; and

(3)	to act upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

We are not currently aware of any other matters that will come before the Special Meeting. If any other matters are presented properly at the Special Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

In each case, the affirmative vote of the holders of a majority of the voting power represented at the Special Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal. In addition, proposal no. (1) is also subject to the following additional voting requirements:

•
the majority of the shares that are voted at the meeting in favor of the election of the external director, excluding abstentions, include at least a majority of the votes of shareholders who are not Controlling Shareholders (as defined below) and do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the Controlling Shareholder) (the “Non-Controlling Shares”); or

•
the total number of shares held by Non-Controlling Shareholders or any one on their behalf that are voted against the election of the external director does not exceed two percent of the aggregate voting rights in the Company.

For these purposes, a “Controlling Shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a Controlling Shareholders if it holds or controls, by himself or together with others, one half or more of any one of the “Means of Control” of the Company. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of the Company, or (ii) the right to appoint directors of the Company or its Chief Executive Officer. A “personal interest” of a shareholder (i) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the Company.

Only shareholders of record at the close of business on May 15, 2012 are entitled to notice of, and to vote at, the Special Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about May 19, 2012, to all shareholders entitled to vote at the Special Meeting. Such proxy statement shall also be filed with the U.S. Securities and Exchange Commission under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com on or about May 19, 2012.

In accordance with the Israeli Companies Law-1999 and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position paper on its behalf no later than May 25, 2012.

BY ORDER OF THE BOARD OF DIRECTORS Maxim Ohana Chairman of the Board of Directors

M.P Menashe, Israel
May 10, 2012

SPECIAL MEETING OF SHAREHOLDERS

General Information

This Proxy Statement and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.04 per share, of Caesarstone Sdot-Yam Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company, for use at the Special Meeting of Shareholders of the Company (the “Special Meeting”) to be held on June 19, 2012, beginning at 17:00 Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 37804, Israel.

The Proxy

Yosef Shiran, Yair Averbuch and Michal Baumwald Oron, or any one of them, may be appointed as proxies by the shareholders entitled to vote at the Special Meeting with respect to the matters to be voted upon at the Special Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Sdot-Yam, MP Menashe 37804, Israel, Attention: Michal Baumwald Oron, General Counsel, or by facsimile to +972-4-6364400, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Special Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Special Meeting will be presented to the chairperson of the Special Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. If no instructions are indicated in such proxies, they will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of the persons named in the proxy card in respect of such other matters as may properly come before the Special Meeting.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered by mail to the Company at its offices at Kibbutz Sdot-Yam, MP Menashe 37804, Israel, Attention: Michal Baumwald Oron, General Counsel, or by facsimile to +972-4-6364400, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, at least forty eight (48) hours prior to the time of the Special Meeting canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the meeting to the Chairman of the Special Meeting or (iii) by attending and voting in person at the Special Meeting. Attendance at the Special Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares at the close of business on May 15, 2012 (the “Record Date”) are entitled to notice of, and to vote at, the Special Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Special Meeting, but may not actually vote their shares in person at the meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares. The bank, broker or other nominee which is a shareholder of record has enclosed a voting instruction card with the proxy materials they forwarded, directing the holder of record how to vote the shares.

As of the Record Date, there were 34,365,250 ordinary shares issued, outstanding and entitled to vote at the Special Meeting.

Quorum and Voting

Pursuant to the Company’s Articles of Association, the quorum required for the Special Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time appointed for the Special Meeting, the Special Meeting shall stand adjourned to the same day at the same time in the following week or to a day, time and place as the Board of Directors may decide if so specified in the notice of the meeting. At such adjourned meeting any number of Shareholders shall constitute a quorum for the business for which the original meeting was called.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Special Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. If you are a beneficial owner, your bank, broker or other holder of record may be permitted to vote your shares on some or all of the proposals described in this Proxy Statement even if the record holder does not receive voting instructions from you. In other cases, the record holder may not vote on any of the shareholder proposals absent instructions from you and, without your voting instructions, a broker non-vote will occur. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count in the election of external directors (Item 1 of this Proxy Statement). If you hold ordinary shares through a bank or broker and do not instruct the bank or broker how to vote in the election of directors, no votes will be cast on your behalf.

In each case, the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon is required to adopt each proposal. Furthermore, the approval of proposal no. (1) (election of external directors) is also subject to the following additional voting requirements:

•
the majority of the shares that are voted at the meeting in favor of the election of the external director, excluding abstentions, include at least a majority of the votes of shareholders who are not Controlling Shareholders (as defined below) and do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the Controlling Shareholder) (the “Non-Controlling Shares”); or

•
the total number of shares held by Non-Controlling Shareholders or any one on their behalf that are voted against the election of the external director does not exceed two percent of the aggregate voting rights in the Company.

For these purposes, a “Controlling Shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a Controlling Shareholders if he holds or controls, by himself or together with others, one half or more of any one of the “Means of Control” of the Company. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of the Company, or (ii) the right to appoint directors of the Company or its Chief Executive Officer. Kibbutz Sdot-Yam, which owns 54.5% of the Company’s outstanding ordinary shares, is the Company’s only Controlling Shareholder. A “personal interest” of a shareholder (i) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the Company.

In accordance with Section 276 of the Companies Law, any shareholder who participates in the vote for of proposal no. (1) (election of external directors), must inform the Company before the vote, and if such shareholder votes by proxy, should state on the enclosed proxy card, whether or not (i) such shareholder should be considered a Controlling Shareholder of the Company; or (ii) have a personal interest in the appointment. The vote of any shareholder that does not so inform the Company, shall not be counted with respect to proposal no. (1).

On each matter submitted to the shareholders for consideration at the Special Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Special Meeting that are not voted on a particular matter, or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes), will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Special Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the more senior among the joint owners attending the meeting, in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s Register of Shareholders.

Voting Results

The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise and will be published following the Special Meeting on a Form 6-K that will be filed with the U.S. Securities and Exchange Commission (the “SEC”).

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Special Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of ordinary shares by: (1) each person who the Company believes beneficially owns 5% or more of the outstanding ordinary shares, and (2) all of the Company’s directors and executive officers as a group. Beneficial ownership is determined under the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary shares outstanding as of the Record Date and reflects the number of shares underlying options that are exercisable within 60 days from the date of the Record Date. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name	Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Kibbutz Sdot-Yam(1)	18,715,000	54.5%
Tene Investment Funds (2)	7,991,250	23.3%
All directors and executive officers as a group(3)	114,551	*

_________________________________________________________

 *    Less than 1%.

(1)
Consists of 18,715,000 ordinary shares. Kibbutz Sdot-Yam’s shares are held by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd., a wholly-owned subsidiary of Kibbutz Sdot-Yam. The management board of Kibbutz Sdot-Yam manages the economic activities and strategy of Kibbutz Sdot-Yam and makes the voting and investment decisions of Kibbutz Sdot-Yam by majority vote with regard to the Company’s shares. The management board of Kibbutz Sdot-Yam has 12 members: Maxim Ohana, Eitan Shachar, Amir Rotem, Giora Wegman, Itai Amir, Yoram Rozenblat, Marchella Shani, Reuben Cohen, Amit Ben Zvi, Neil Shochat, Amos Ben Horin and Amihai Beer. The members of the management board of Kibbutz Sdot-Yam are members of Kibbutz Sdot-Yam. In addition, Mr. Ohana is the Chairman of the Company’s Board of Directors, Mr. Shachar is a director, Mr. Wegman is the Company’s Deputy Chief Executive Officer, and each of Messrs. Ben Zvi, Ben Horin, Amir and Rozenblat is engaged by the Company. Each member of the management board disclaims beneficial ownership of the Company’s ordinary shares except to the extent of his or her pecuniary interest therein. The address of Kibbutz Sdot-Yam is MP Menashe 37804, Israel.

(2)
Consists of 6,480,250 ordinary shares held by Tene Investment Funds in Quartz Surfaces Slabs, L.P. and 1,511,000 ordinary shares held by Tene Investment Funds in Quartz Surfaces Slabs B (Parallel) L.P. The general partner of each of these entities is Tene Management Investments in Kibbutzim Ltd. The major shareholder of the general partner is Tenram—Funds Management Ltd. and its major shareholder is Tenram Ltd., which is wholly owned by Ariel Halperin, a director in the Company’s Board of Directors. Each such person disclaims beneficial ownership of the Company’s shares except to the extent of his or her pecuniary interest therein. The address of Tene Investment Funds is 4 Berkovich Street, Tel Aviv, Israel.

(3)	Includes options to purchase ordinary shares held by executive officers that are exercisable within 60 days of the Record Date.

PROPOSAL ONE

Election of External Directors

Background

Under the Israeli Companies Law-1999 (the “Companies Law”), companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Global Select Market, are required to appoint at least two external directors who meet the qualification requirements in the Companies Law. Appointment of external directors must be made by a general meeting of the shareholders no later than three months following the completion of the initial public offering.

A person may not serve as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinated, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of (each an “Affiliated Party”): (1) the Company; or (2) any person or entity controlling the Company on the date of such appointment; or (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by the Company or by the Company’s controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the Company, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the Company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•
service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, director or manager directly subordinated to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinated (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation intermittently (excluding insignificant relationships) other than compensation permitted under the Companies Law may not continue to serve as an external director.

No person can serve as an external director if the person’s position or other affairs create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise. However, if at least one of the Company’s other directors: (1) meets the independence requirements of the Exchange Act, (2) meets the standards of the Nasdaq Stock Market for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of the external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. The determination of whether a director possesses financial and accounting expertise is made by the board of directors. A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand the Company’s financial statements and initiate debate regarding the manner in which the financial information is presented.

The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years, and thereafter, subject to the conditions set out in the regulations promulgated under the Companies Law, to further three year terms. An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the Company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the Company, or has been convicted by a court external Israel of certain offenses detailed in the Companies Law.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

The Company’s Board of Directors recommended that Mrs. Irit Ben-Dov and Mr. Ofer Borovsky be elected as external directors for a three year term. Both external directors are required to serve on the Company’s audit committee, and at least one external director is required to serve on each of the other committees of the Company’s Board of Directors that are authorized to exercise the powers of the Company’s Board of Directors. Mrs. Irit Ben-Dov will serve as the Chairman of the audit committee of the Company and as a member of the Company’s compensation committee and Mr. Ofer Borovsky as a member of the Company’s audit committee

The Board of Directors has determined that Mrs. Irit Ben-Dov and Mr. Ofer Borovsky each satisfy the Companies Law’s external director requirements as well as the independent director requirements under the NASDAQ Listing Rules and the SEC rules.

The nominees for election as external directors are:

Irit Ben-Dov aged 41 has served as a member of the Company’s Board of Directors since the Company’s initial public offering on March 21, 2012. Mrs. Ben-Dov currently serves as an external director and chairperson of the audit committee of Poliram Ltd., an Israeli company and as an external director of Miluot Development Company of Haifa Gulf Farmsteads Ltd., an Israeli company. Since January 2012, Mrs. Ben-Dov has served as the Chief Financial Officer of Plassim Group, an Israeli manufacturer of plastic pipes and fittings. From January 2011 to December 2011, Mrs. Ben-Dov served as the Chief Financial Officer of Dynasec Ltd., a risk management and regulatory compliance software startup company. From November 2003 to June 2010, Mrs. Ben-Dov served as Chief Financial Officer of Maytronics Ltd., an Israeli public company. From 2001 to 2003, Mrs. Ben-Dov served as an accountant at Ernst & Young, Israel, and from 1996 to 2001, she served as a cost accountant in Kibbutz Yizrael. Mrs. Ben-Dov holds a B.A. in Statistics from Haifa University, Israel and an M.B.A. from Derbi University, Israel. Mrs. Ben-Dov is an Israeli Certified Public Accountant.

Ofer Borovsky aged 57 has served as a member of the Company’s Board of Directors since the Company’s initial public offering on March 21, 2012. Mr. Borovsky currently serves as an external director of Gan Shmuel Foods Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange, and as a director of Plasson Industries Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange and Plasson Ltd., a private Israeli company. Since May 2005, Mr. Borovsky has also served as the Joint Chief Financial Officer of Plasson Industries Ltd. and Plasson Ltd. From 2004 to 2007, Mr. Borovsky served as a marketing consultant to R.M.C. Ltd., a fish food producer and marketing company. From 2004 to 2009, Mr. Borovsky served as a member of the Financial Committee of Granot Ltd., an Israeli cooperative association. From 2005 to 2008, he served as the chairman of the Investment Committee at Yaniv Pension Fund. From 2000 to 2004, Mr. Borovsky served as treasurer of Plasson Industries Ltd., Plasson Ltd. and Kibbutz Maagan Michael and its corporations. Mr. Borovsky holds a B.A. in Business Administration and Economics from Rupin College, Israel, an M.B.A. from Manchester University, United Kingdom and a D.B.A. from the Business School Lausanne, Switzerland.

Proposed Resolutions

We are proposing to adopt the following resolutions:

“RESOLVED, that the election of Mrs. Irit Ben-Dov as an External Director of Caesarstone Sdot-Yam Ltd., for a three-year term until June 19, 2015 is hereby approved.”

“RESOLVED, that the election of Mr. Ofer Borovsky as an External Director of Caesarstone Sdot-Yam Ltd., for a three-year term until June 19, 2015 is hereby approved.”

The vote required for the election of Mrs. Irit Ben-Dov and Mr. Ofer Borovsky as external directors is the affirmative vote of the holders of a majority of the voting power represented at the Special Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the approval is also subject to the following additional voting requirements:

•
the majority of the shares that are voted at the meeting in favor of the election of the external director, excluding abstentions, include at least a majority of the votes of shareholders who are not Controlling Shareholders (as defined below) and do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the Controlling Shareholder) (the “Non-Controlling Shares”); or

•
the total number of shares held by Non-Controlling Shareholders or any one on their behalf that are voted against the election of the external director does not exceed two percent of the aggregate voting rights in the Company.

For these purposes, a “Controlling Shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a Controlling Shareholders if it holds one half or more of any one of the “Means of Control” of the Company. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of the Company, or (ii) the right to appoint directors of the Company or its Chief Executive Officer.

Board Recommendation

The Board of Directors unanimously recommends that you vote “FOR” each of the two proposed resolutions.

PROPOSAL TWO

Appointing Independent Auditors and Authorization to Determine Compensation

Background

The Company, based upon the recommendation of the Board of Directors, is submitting for approval the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as its independent auditors for the year ending December 31, 2012 and its service until the annual meeting of shareholders to be held in 2013 and to authorize the Board of Directors upon recommendation of the audit committee, to determine the compensation of the auditors in accordance with the volume and nature of their services. The audit committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s independent auditors as provided in the U.S. Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Ernst & Young, in each of the previous two fiscal years:

	2010	2011
	(in U.S. dollars)
Audit fees	$174,526	$215,545
Audit-related fees(1)	201,982	151,207
Tax fees(2)	62,914	69,309
All other fees	61,325	74,062
Total	$500,747	$510,123
      ________________

(1)	“Audit-related fees” includes fees for services performed in connection with the Registration Statement on Form F-1 for the Company’s initial public offering.

(2)	“Tax fees” includes fees for professional services rendered by the auditors for tax compliance and tax advice on actual or contemplated transactions.

Representatives of Kost, Forer, Gabbay and Kasierer or of Ernst & Young Global will not be present at the Special Meeting.

Proposed Resolutions

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the authorization of the Company’s Board of Directors to reappoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as the Company’s independent auditors for the year ending December 31, 2012 and until the annual meeting of shareholders to be held in 2013, and to authorize the Company’s Board of Directors, upon recommendation of the audit committee, to determine the compensation of the auditors in accordance with the volume and nature of their services.”

An affirmative vote of a majority of the shares represented and voting at the Special Meeting in person or by proxy is required for the approval of such resolution.

Board Recommendation

The Board of Directors unanimously recommends that you vote “FOR” the adoption of this resolution.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Special Meeting other than those mentioned in the attached Company’s Notice of Special General Meeting of shareholders. If any other matters do properly come before the Special Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s Registration Statement, filed on Form F-1 with the SEC on March 21, 2012, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.caesarstone.com. In addition, on May 8, 2012, the Company filed a press release on Form 6-K regarding its business and financial results for the three months ending March 31, 2012. Shareholders may obtain a copy of these documents without charge at www.caesarstone.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Maxim Ohana Chairman of the Board of Directors

M.P Menashe, Israel
May 21, 2012

CAESARSTONE SDOT-YAM LTD.

Proxy for Special Meeting of Shareholders on June 19, 2012
Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Yosef Shiran, Yair Averbuch and Michal Baumwald Oron, and each of them, with full power of substitution and power to act alone, as proxies to vote all the shares of Caesarstone Sdot-Yam Ltd. (the "Company") which the undersigned would be entitled to vote if personally present and acting at the Special Meeting of Shareholders of the Company, to be held on June 19, 2012 at Kibbutz Sdot-Yam, MP Menashe 37804, Israel, and at any adjournments or postponements thereof, as follows:

(Continued and to be signed on the reverse side.)

SPECIAL MEETING OF SHAREHOLDERS OF

CAESARSTONE SDOT-YAM LTD.

June 19, 2012

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

i Please detach along perforated line and mail in the envelope provided. i

20230003000000000000 4	061912

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSAL 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
					FOR	AGAINST
1.	Election of Directors:			2.
IN CONNECTION WITH PROPOSAL 1, PLEASE INDICATE “FOR” IF YOU ARE NOT A “CONTROLLING SHAREHOLDER” OF THE COMPANY AND DO NOT HAVE A PERSONAL INTEREST IN THE APPOINTMENT AND INDICATE “AGAINST” IF YOU ARE A “CONTROLLING SHAREHOLDER” OF THE COMPANY OR HAVE A PERSONAL INTEREST IN THE APPOINTMENT.  IF YOU INDICATE “AGAINST”, PLEASE PROVIDE DETAILS.
					☐	☐
NOMINEES:
☐	FOR ALL NOMINEES	m Irit Ben-Dov
☐	WITHHOLD AUTHORITY	m Ofer Borovsky
FOR ALL NOMINEES
☐	FOR ALL EXCEPT (See instructions below)
					FOR	AGAINST	ABSTAIN
3.
RATIFICATION OF REAPPOINTMENT OF KOST, FORER, GABBAY & KASIERER (A MEMBER OF ERNST & YOUNG GLOBAL) AS THE COMPANY’S INDEPENDENT AUDITORS FOR FISCAL YEAR 2012 AND UNTIL THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD IN 2013.
					☐	☐	☐

Please note for Item 2, a vote “FOR” would indicate that you are NOT a “Controlling Shareholder” of the Company and do NOT have a personal interest in the appointment, and a vote “AGAINST” would indicate that you are a “Controlling Shareholder” of the Company or have a personal interest in the appointment. If a choice is not specified, this proxy will not be voted in connection with Proposal 1. Please ensure that you have answered Item 2 correctly.

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here:			●

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Special Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is made, this proxy will not be voted in connection with Proposal 1 and Proposal 2 and will be voted FOR Proposal 3.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.